SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to___________

Commission File Number 000-28846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Centrue Bank 401(k) Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Centrue Financial Corporation
7700 Bonhomme Avenue, Suite 300
St. Louis, MO 63105

REQUIRED INFORMATION

    The following financial statements and schedules of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the “Plan”), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are filed herewith. Crowe Horwath LLP, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2009 and 2008. The consent of Crowe Horwath LLP is attached as Exhibit 23.1 to this Form 11-K.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Peru, Illinois

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Peru, Illinois

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
     Centrue Bank 401(k) Profit Sharing Plan and Trust
Peru, Illinois

We have audited the accompanying statements of net assets available for benefits of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2010

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at fair value (Note 4)	$7,402,540	$6,445,485

Net assets reflecting all investments at fair value	7,402,540	6,445,485

Adjustment from fair value to contract value for fully benefit-responsive contracts	24,742	90,172

NET ASSETS AVAILABLE FOR BENEFITS	$7,427,282	$6,535,657

See accompanying notes to financial statements.

2.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to
Investment income (Note 4)
Net appreciation in fair value of investments	$414,620
Interest and Dividends	11,288
Total investment income	425,908

Contributions
Participant wage deferrals	759,636
Rollovers	43,588
Employer	392,653
Total contributions	1,195,877

Total additions	1,621,785

Deductions from net assets attributed to
Benefits paid to participants	728,885
Administrative expenses	1,275

Total deductions	730,160

Net increase	891,625

Net assets available for benefits
Beginning of year	6,535,657

End of year	$7,427,282

See accompanying notes to financial statements.

3.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Centrue Bank 401(k) Profit Sharing Plan and Trust (“the Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering employees of the Company and certain of its subsidiaries. The Plan was established effective January 1, 1998 and restated effective January 1, 2009 and covers all employees who have completed three months of service and are aged 20½ or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Centrue Financial Corporation (the Administrator) and the trustees of the Plan are First Mercantile Trust Company (“FMT”) and Centrue Bank (the Trustees). Centrue Bank is a subsidiary of the Administrator. The Plan’s assets are held by First Mercantile Trust Company.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company’s discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant’s eligible compensation for the year to total eligible compensation for the year. The employer non-elective safe harbor contribution is allocated to participant accounts each pay period based on each participant’s eligible compensation and was 3% of eligible wages for the 2009 plan year. Effective January 1, 2008, the Plan was amended to require automatic enrollment of eligible participants. Eligible participants who do not elect a specific deferral percentage or decline enrollment will be automatically enrolled into the Plan with a 3% deferral percentage.

Participant Accounts: Each participant’s account is credited with that employee’s contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant’s account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

(Continued)

4.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of seven years of service or attainment of normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon. In the event that the Company makes a discretionary contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service in accordance with the table below.

Years of Service	Percent Vested

Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits: Upon retirement, early retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum cash amounts. The Plan also allows for in-service distributions for participants who attain 59½ in age.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence, which may be for a maximum of thirty years. Loans are secured by the balance in the participant’s account and bear interest at a rate determined by loan policy which states, at the time the loan is received the rate is equal to the Wall Street Journal Prime Rate plus 2%. Interest rates on loans outstanding at December 31, 2009 range from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 1%. Employer contributions are allocated in the same percentages that the employee has elected. The Plan offers various investment options, including Centrue Financial Corporation common stock. Plan participants are allowed to reallocate funds between investment options on a daily basis.

(Continued)

5.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standards:

FASB Accounting Standards Codification: In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards CodificationTM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

Fair Value Measurements and Disclosures: In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan’s adoption of this standard in 2009 had no material effect upon net assets available for benefits.

(Continued)

6.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan’s investments, other than participant loans, are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Common stock: The fair values of investments in common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

7.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective funds: The fair values of participation units held in collective funds, other than stable value fund, are based on their net asset values, as reported by the managers of the collective funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). Each of the collective trusts holds a single mutual fund as its sole underlying investment. The collective trusts have been categorized in the disclosures that follow as U.S. equity, international, money market, bond and lifestyle funds, based upon the investment composition and strategies of the underlying mutual fund that each trust holds. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The fair values of participation units held in the stable value collective fund are based upon the net asset values of such fund, after adjustment to reflect all fund investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the fund managers (Level 2 inputs). The stable value fund holds a single stable value collective trust, ABN-AMRO Income Plus Fund, as its underlying investment. The ABN-AMRO Income Plus Fund invests primarily in guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and other liquid guaranteed investment contracts (synthetic GICs) issued by various investment products with similar characteristics. Key variables influencing future crediting rates for synthetic GICs include: the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals, the investment returns, and the duration of the fixed-income investments that underlie the wrap contract. Wrap contract interest rates are typically reset on a monthly or quarterly basis. The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market account: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

Participant loans: The fair values of participant loans have been estimated to approximate their outstanding principal balances (Level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

8.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments:
Centrue common stock	$641,706	$—	$—
Money Markets	—	93,952	—
Participant Loans	—	—	175,275
Collective funds, categorized by nature of underlying investments
U.S. equity mutual funds	—	2,846,027	—
International mutual funds	—	834,821	—
Money market mutual funds	—	150,253	—
Bond mutual funds	—	402,708	—
Stable value fund	—	1,152,457	—
Lifecycle – blended equities	—	1,105,341	—

Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments	$1,265,060	$4,991,850	$188,575

(Continued)

9.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Participant Loans

Beginning balance, January 1, 2009	$188,575

Purchases, sales, issuances and settlements (net)	(13,300)

Ending balance, December 31, 2009	$175,275

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the ABN-AMRO Stable Value Fund.

Risks and Uncertainties: The Plan provides for various investment options in collective trust funds and employer stock. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

At December 31, 2009 and 2008, approximately 9% and 19%, respectively, of the Plan’s assets were invested in Centrue Financial Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

10.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets.

	2009	2008
Investments at fair value
Collective funds
FMT/ABN-AMRO Stable Value Fund (contract value was $1,177,199 and $1,130,704 at December 31, 2009 and 2008, respectively) (1)	$1,152,457	$1,040,532
FMT/Lifestyle Aggressive Growth Strategy Fund(1)	442,256	271,793	*
FMT/Lifestyle Moderate Growth Strategy Fund(1)	628,091	399,759
FMT/Federated Kaufmann A Fund(1)	520,202	388,437
FMT/American Funds Growth Fund(1)	506,398	379,805
FMT/NWQ Investment Management Fund(1)	531,350	397,094
FMT/American Funds Europacific R4 Fund(1)	579,280	400,628
Common stock
Centrue Financial Corporation common stock (240,335 and 205,034 shares at December 31, 2009 and 2008, respectively) (1)	641,706	1,265,060

* Balance was less than 5% but is disclosed for comparative purposes.
(1)Party-in-interest

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Collective trusts	$1,117,975
Common stock	(703,355)

Net change in fair value	$414,620

For the plan year ended December 31, 2009, the Plan’s investments earned dividend and interest income of $11,288.

(Continued)

11.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2009 and 2008

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2009 and 2008, the Plan held investments in collective funds managed by First Mercantile Trust Company (First Mercantile). First Mercantile is the custodian of the Plan; therefore, these qualify as party-in-interest investments. The Plan also holds party-in-interest investments in the form of participant loans at December 31, 2009 and 2008 of $175,275 and $188,575, respectively.

The Plan allows participants to invest their account balances in the Centrue Financial Corporation common stock fund. At December 31, 2009 and 2008, the Plan had $641,706 and $1,265,060, respectively, invested in Employer Stock. The Plan’s investment in Employer Stock was held through a unitized investment fund managed by First Mercantile. The Plan held 240,335 and 205,034 shares of Employer stock as of December 31, 2009 and 2008, respectively.

Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. During the plan year ended December 31, 2009, the Plan paid administrative fees totaling $1,275 to First Mercantile.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

NOTE 7 - SUBSEQUENT EVENT

Effective July 11, 2010, Centrue Financial Corporation amended the Plan to suspend safe harbor contributions to the Plan.

12.

SUPPLEMENTAL SCHEDULE

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor: Centrue Financial Corporation
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

	(b)	(c) Description of Investment, Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par,	(d)	Current
(a)	or Similar Party	or Maturity Value	Cost**	Value

		Money Market Fund

	State Street	SSgA Treas M.M. Fund		$93,952

		Collective funds
*	First
	Mercantile	ABN-AMRO Stable Value Fund; 92,657.0465		1,177,199
*	First
	Mercantile	SSgA Treas M.M. Fund; 13,048.6992		150,253
*	First
	Mercantile	Vanguard 500 Index Fund; 15,728.1145		220,659
*	First
	Mercantile	Federated Kaufmann A Fund; 36,124.6400		520,202
*	First
	Mercantile	Vanguard Midcap Index Fund; 26,984.0475		293,840
*	First
	Mercantile	American Funds Growth Fund; 47,754.1011		506,398
*	First
	Mercantile	Delaware Investments Small Cap Core; 21,088.1079		195,800
*	First
	Mercantile	Oppenheimer Developing Markets Fund; 10,622.3576		255,539
*	First
	Mercantile	American Funds Europacific R4 Fund; 43,815.8716		579,280
*	First
	Mercantile	Calvert Income A Fund; 18,803.3192		223,748
*	First
	Mercantile	LifeStyle Moderate Growth Strategy Fund; 37,638.6383		628,091

(Continued)

14.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor: Centrue Financial Corporation
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

		(c)
		Description of
		Investment, Including
	(b)	Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par,	(d)	Current
(a)	or Similar Party	or Maturity Value	Cost**	Value

*	First
	Mercantile	Smith Group Asset Management Fund; 27,773.6639		$303,594
*	First
	Mercantile	NWQ Investment Management, LLC Fund; 52,418.4860		531,350
*	First
	Mercantile	BlackRock Capital Management, Inc Fund; 15,139.6908		178,960
*	First
	Mercantile	Zevenbergen Capital Investments LLC Fund; 24,797.8621		274,187
*	First
	Mercantile	LifeStyle Conservative Growth Strategy Fund; 2,364.6181		34,993
*	First
	Mercantile	LifeStyle Aggressive Growth Strategy Fund; 25,567.0546		442,256

		Common Stock

*	Centrue
	Financial Corporation	240,335 shares		641,706

		Other
*	Participant
	Loans	Interest rates ranging from 4.25% to 9.25%		175,275

	Total investments			$7,427,282

*	Party-in-interest.
**	Not applicable for participant-directed investments.

15.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRUE BANK
401(k) PROFIT SHARING PLAN AND TRUST

Date: June 28, 2010	By:	/s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and
Chief Financial Officer

CENTRUE BANK 401(k) PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP